SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 1 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

June 1, 2010

BP SETS OUT ENHANCEMENTS TO LMRP CONTAINMENT STRATEGY TO KEEP OIL OUT OF GULF

BP announced today that, after extensive consultation with National Incident Commander Admiral Thad Allen and other members of the Federal government, it plans to further enhance the lower marine riser package ("LMRP") containment system currently scheduled to be deployed this week with further measures that are expected to keep additional oil out of the Gulf of Mexico.

The additional steps announced today will follow placement of the LMRP containment cap, which is expected this week.  Preparations for these additional planned enhancements are already underway.

The first planned addition is intended to use the hoses and manifold that were deployed for the 'top kill' operation to take oil and gas from the failed Deepwater Horizon blow-out preventer (BOP) through a separate riser to an intervention vessel on the surface, in addition to the LMRP cap system. This system, which currently is expected to be available for deployment in mid-June, is intended to increase the overall efficiency of the containment operation by possibly increasing the amount of oil and gas flow that can be captured from the well.

It is anticipated that the next planned operation will provide a more permanent system by directing oil and gas to a new free-standing riser ending approximately 300 feet below sea level.  A flexible hose then will be attached to a containment vessel.  This long-term option is designed to permit the system to more effectively disconnect and reconnect the riser to provide the greatest flexibility for operations during a hurricane.  Implementation of this enhancement is expected in late June or early July.

"BP's priority is to keep as much oil as we can from causing additional harm to the Gulf, the shoreline and the people of the region," said BP Chief Executive Tony Hayward.  "This planned multi-step containment strategy is our best option for achieving this as we work hard towards completing the relief wells that will kill this well completely.  Our teams have been working closely with the Federal government, and I have discussed this plan personally with Admiral Allen.  I hope we will see progress with these containment procedures in the coming days."

The strategy and specific containment plans have been extensively reviewed by BP's scientific and engineering team together with a team of government scientists assembled by Secretaries Ken Salazar and Stephen Chu, including leading researchers from the Department of Energy's National Labs and Dr. Marsha McNutt, Director of the U.S. Geological Survey.

•     The planned containment strategy is described in further detail in a video briefing, available at www.bp.com/gulfofmexicoresponsein the 'Response in Video' section entitled "Kent Wells technical briefing - 31 May 2010."

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BP Press Office London +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           BP p.l.c.
                              (Registrant)

Dated: 1 June 2010

                                      /s/ D. J. PEARL
                                         ..............................
                             D. J. PEARL
                                                  Deputy Company Secretary